April 1, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Acceleration Request –

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

File No. 333-224078

Registrant: Allstate Life Insurance Company of New York

Principal Underwriter: Allstate Distributors, L.L.C.

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 is hereby requested to May 1, 2020.

Please direct any questions or comments to Efie Vainikos at 847-402-2759. Thank you.

Very truly yours,

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

ALLSTATE DISTRIBUTORS, L.L.C.

/s/ Angela K. Fontana
Angela K. Fontana

Senior Vice President, General Counsel and Secretary

Allstate Life Insurance Company of New York

Vice President, General Counsel and Secretary

Allstate Distributors, L.L.C